EXHIBIT 99.4 – Banco Santander, S.A. Buyouts Procedure

Banco Santander, S.A.’s (the “Bank” or “Banco Santander”) remuneration system includes the delivery of shares of the Bank or of rights thereon or that are linked to the price of the Bank´s shares and the (immediate or deferred) delivery of shares of the Bank within the application of the Banco Santander group’s buyout policy, which has been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buyout policy is an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Banco Santander group’s companies), lose the right to receive certain variable remuneration from their previous company. Therefore, this policy, which takes into account regulations and recommendations that apply to the Bank, provides for certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee experiences due to joining the Banco Santander group, given that the conditions of the buyout take into account the conditions applicable to the remuneration the loss of which is compensated.

The maximum number of shares that may be delivered under this policy is a number such that, multiplying the number of shares delivered (or recognized) on each occasion by the average weighted daily volume of the averaged weighted listing prices for Banco Santander shares corresponding to the fifteen trading sessions prior to the date on which they are delivered (or recognized), does not exceed the amount of 40 million euros in connection with commitments in relation to the engagements that occur during the financial year 2019 and during the financial year 2020, until the next ordinary general meeting of Banco Santander, S.A. is held.